

February 26, 2015

Via E-Mail
Yousef Dasuka, CEO
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

> **Re:** **UpperSolution.com**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed February 12, 2015**
> **File No. 333-190658**

Dear Mr. Dasuka:

We have reviewed your amended registration statement and have the following comment.

Financial Statements, page 29

1.	We note from your bylaws in Exhibit 3.2 that your fiscal year end is December 31st. As your most recently completed fiscal year end was December 31, 2014, please update to include audited financial statements in accordance with Rule 8-02 of Regulations S-X. Refer to Rule 8-08(b) of Regulation S-X. Ensure that the consent of the independent registered public accounting firm is updated.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3457. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

> Sincerely,
>
> /s/ Maryse Mills-Apenteng
>
> Maryse Mills-Apenteng
> Special Counsel

cc:	Via E-Mail
	Harold P. Gewerter, Esq.